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Liz Fetter · 3rd

Corporate Director - CEO - Fiduciary - Investor

Bozeman, Montana · 500+ connections · **Contact info**

 FOX Factory

Carnegie Mellon University - Tepper School of Business

About

Liz Fetter is a seasoned C-Suite Executive, Board Member and CEO with broad experience leading companies in software, telecom, equipment, tech services, real estate and consumer products.

Ms Fetter has served on 15 corporate Boards of Directors since 1994. She currently serves on the ... see more

 CEO Experience

 Board Experience

Articles & activity

1,217 followers

 **Please Join Me for a Discussion of Modernizing...**

Liz Fetter
Published on LinkedIn

I'm delighted to be part of what should be a terrific panel on March 15th at the ACG 2018 West Coast M&A Conference. Along with a panel of other experts, I will be discussing how a board must evaluate potential transactions from the perspectives of the company and shar ...see more

👍 Like   💬 Comment   ➡ Share

 **Congratulations Ilana!**
Liz commented

 **It was great to see the construction progress on the renovation of Willar...**
Liz commented

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Experience

 **Board Director**
FOX Factory
Jun 2017 – Present · 2 yrs 5 mos

Appointed Director in June 2017. Serve on Audit and Compensation Committees.

Founder and Managing Partner
Abundance Hill Enterprises LLC
Jun 2015 – Present · 4 yrs 5 mos

Abundance Hill Enterprises is a residential real estate investment company, with a focus in Northern CA. The partnership identifies classic properties, renovates them in their architectural style and offers them for long term rental.

Board of Directors at National Association of Corporate Directors (NACD)
NACD Northern CA
Jan 2015 – Present · 4 yrs 10 mos

Director and Treasurer

Principal
Fetter Advisory Services
Jan 2015 – Present · 4 yrs 10 mos

Fetter Advisory Services provides consulting to companies in need of operations assessment, merger & acquistion planning, integration, restructuring, and operating business improvement.



Board Director
McGrath RentCorp
Feb 2014 – Present · 5 yrs 9 mos
Livermore CA

Serve on Audit, Governance, Chair, Compensation Committees

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Education



Carnegie Mellon University - Tepper School of Business
MS Industrial Administration & Public Policy, Concentration in Finance & Econometrics, Heinz School
1980 – 1982
Activities and Societies: Phi Eta Sigma, Commencement Speaker



Penn State University
BA, Major in Communications Studies
1976 – 1980
Activities and Societies: Phi Eta Sigma, Mortar Board, Chi Phi, Phi Kappa Phi, Student Hearing Commission, Study Abroad Program; Commencement Speaker; Alumni Fellow; Scholarship Donor



Harvard Business School
na, Director's School (Executive Education Program)
Activities and Societies: Executive Compensation Trends

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Licenses & Certifications

Masters Professional Director Certification
American College of Professional Directors
Issued May 2016 · No Expiration Date

Professional Fiduciary
Pending

Skills & Endorsements

Strategy · 74

 Endorsed by **Denise Brosseau and 14 others** who are highly skilled at this

 Endorsed by **2 of Liz's colleagues at Quantum**

Mergers & Acquisitions · 48

 Endorsed by **2 of Liz's colleagues at Quantum**

Telecommunications · 40

 Endorsed by **Phil Mann, who is highly skilled at this**

Endorsed by **2 of Liz's colleagues at QRS**

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Recommendations

Received (1)　　Given (6)



James Rowley
Chief Technology Officer
October 1, 2011, James
reported directly to Liz

Liz truly excels in being able to build and sustain effective teams in difficult situations, as part of a corporate turnaround strategy. Her key strength is his ability to visualize an end state that the organization needs to move to. As we implemented the changes and refocussed the company, Liz worked tirelessly to... **See more**

Interests


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CEO and Co-Founder of Ellevest
2,573,878 followers

Executive Suite
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Harvard Business School
738,929 followers


WIRED
1,644,119 followers


Donald P. Bellisario College of Co...
6,299 members


Building Products Industry Group
17,215 members

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